Exhibit 4

Grown Rogue Announces Share Reorganization

Medford, Oregon, June 24, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to announce that it will implement a reorganization of the Company’s share capital (the “Share Reorganization”), as approved by the shareholders of the Company at its annual and special meeting held earlier today (the “Meeting”).

“The purpose of the Share Reorganization is to preserve our foreign private issuer status in the United States and will have no impact on the voting power of any shareholder. Completing the Share Reorganization will allow us to defer the added reporting obligations and the conversion of our financial reporting standards from IFRS to GAAP,” said Obie Strickler, CEO of Grown Rogue. “Our accounting and finance team have already completed two sets of audited financial statements this year as a result in our change of year-end, and we want our entire team intently focused on our near-term operational and strategic goals, including getting our New Jersey and Illinois assets up and running.”

Pursuant to the Share Reorganization, the Company intends to amend its articles to redesignate its existing class of common shares without par value in the capital of the Company (the “Common Shares”) as Subordinate Voting Shares (“SV Shares”) and create a new class of unlisted Multiple Voting Shares (“MV Shares”).

The new CUSIP and ISIN for the SV Shares are 39986R304 and CA39986R3045, respectively. The trading symbol for the SV Shares will remain “GRIN” on the Canadian Securities Exchange. The record date for the Share Reorganization is June 26, 2024, and the Share Reorganization will become effective on or about June 27, 2024.

Holders of Common Shares held in book-entry form or through a bank, broker or other nominee will have their positions automatically adjusted to reflect the Share Reorganization, subject to a broker’s particular processes, and do not need to take any action in connection with the Share Reorganization. A letter of transmittal was provided to Shareholders in connection with the Meeting. The letter of transmittal contains instructions on how registered shareholders can exchange their Common Share certificates for new certificates representing the SV Shares to which they are entitled.

Shareholders who hold Common Shares in brokerage accounts should direct any questions concerning the Share Reorganization to their brokers; all other shareholders may direct questions to the transfer agent, Capital Transfer Agency ULC, who can be reached at telephone number 416-350-5007.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, (iv) expectations for other economic, business, and/or competitive factors, and (v) statements regarding the Share Reorganization, including the record date and effective date of the Share Reorganization. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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